
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 1, 2007

Mr. Robert H. Barghaus
Vice President and Chief Financial Officer
Blyth, Inc.
One East Weaver Street
Greenwich, Connecticut 06831

> **RE:** **Form 10-K for the Fiscal Year ended January 31, 2006**
> **Forms 10-Q for the Fiscal Quarters ended April 30, 2007, July, 31, 2007**
> **and October 31, 2007**
> **File No. 1-13026**

Dear Mr. Barghaus:

We have reviewed your response letter dated February 15, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended January 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 25

2. We have reviewed your response to comments four and five and have the
    following additional comments.

    - Given the small cushion between the assumed fair value and the carrying
      value of your Catalog & Internet, Wholesale Premium and Sterno segment
      assets, please disclose in your revised critical accounting policies your
      assumptions regarding cash flows, capital expenditures and the terminal value
      multipliers for these segments.
    - Please expand your disclosure to clarify whether the decrease in fair value of
      the Catalog & Internet, Wholesale Premium and Sterno segment assets
      resulting from an assumed 1% increase in the discount rate and 1% decrease
      in the revenue growth would have resulted in the estimated fair value of these
      reporting units to be less than their carrying values and thus require you to
      perform the second step of the impairment test.
    - In addition, please address the following:
        o You reduced your assumed revenue growth rate for the Catalog and
          Internet segment from 3.0% in 2005 to 2.8% in 2006. Disclose the
          basis for a 2.8% revenue growth rate in 2006 given that revenue in this
          segment declined from $197.5 million in 2005 to $187.3 million in
          2006.
        o Based on the sensitivity of modifications to the revenue growth rate on
          terminal values under the market multiple valuation approach, please
          disclose the multiple of EBITDA used in your goodwill impairment
          analyses in 2005, 2006 and 2007. Please also disclose in a
          comprehensive manner the economic basis for the EBITDA multiple
          selected and the reasons for changes to the EBITDA multiples, if any.
        o Disclose why you reduced the discount rate for your Walter Drake
          trade name from 16% in 2005 to 15% in 2006. Please also disclose
          why you assume a royalty rate of 2.5% for this trade name, but only
          2% for the other two trade names.

Financial Statements

Consolidated Statements of Earnings, page 35

3. We have reviewed your response to comment six. Please include the loss from
    the sale of Impact Plastics in 2006 within operating profit in future filings based
    on the guidance of paragraph 45 of SFAS 144.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Branch Chief